November 16, 2009

VIA EDGAR AND COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Attention:  David L. Orlic, Esq.

Re:	TerreStar Corporation
Schedule TO-I of TerreStar Corporation and TerreStar Holdings Inc.
Filed on November 16, 2009

Ladies and Gentlemen:

On behalf of our client, TerreStar Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “SEC”) the above-referenced Schedule TO-I (including the offering memorandum attached thereto (the “OM”)) of the Company and TerreStar Holdings Inc. (the “Current Schedule TO”).

In addition, we are providing the following responses to the comment letter of the staff of the SEC (the “Staff”) dated October 20, 2009 (the “Letter”) issued in response to the Schedule TO-I of TerreStar Corporation and TerreStar Holdings Inc., filed on October 9, 2009 (the “Prior Schedule TO”).  The tender offer contemplated under the Prior Schedule TO was subsequently terminated on October 10, 2009.  The Current Schedule TO has been drafted to address the Letter and to reflect the terms of the new tender offers and solicitation.  We have attempted to address each of your prior comments, including your verbal comment requesting that a question and answer section be included in the OM, in the context of the new tender offers.

To assist your review, we have inserted the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Current Schedule TO or the OM, as applicable.  The responses and information described below are based upon information provided to us by the Company and TerreStar Holdings Inc., and terms capitalized but not defined below have the meaning assigned to such terms in the Current Schedule TO and/or the OM.

One Bryant Park / New York, New York 10036 / 212.872.1000 / fax: 212.872.1002 / akingump.com

General

Comment 1.  Please advise why TSN is not a filing person on the Schedule TO.  In this regard, please also tell us your analysis as to whether any of the offerors should be filing a Schedule TO-T with respect to the exchange offers, and whether TSC should be filing a Schedule 14D-9, given that TSN is not a wholly-owned subsidiary of TSC.  Finally, we note that the Schedule TO is signed by TSN, and not by Holdings, the other filing person listed on the cover page. Please revise accordingly.

Response 1.   The Company respectfully advises the Staff that, to the extent that the 6.5% Notes as Amended are considered to be a new security, the solicitation of the 6.5% Notes Amendment by TSN is not subject to Rule 13e-4 (“Rule 13e-4”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  More specifically, in light of the fact that TSN does not have a class of equity security registered pursuant to the Exchange Act, it is not an “issuer” as defined in Rule 13e-4(a)(1) under the Exchange Act, and therefore, cannot conduct an “issuer tender offer” as defined in Rule 13e-4(a)(2) under the Exchange Act.  Alternatively, if the solicitation of the 6.5% Notes is considered to be an offer by TSN for equity securities of TSC, it is the belief of the Company that TSN would not be required to comply with Rule 13e-4 because TSN is not a wholly owned subsidiary of TSC.1  In this regard, when adopting Rule 13e-4, the SEC specifically determined that additional regulation of tender offers by affiliates of the issuer (other than 100% owned subsidiaries) by application of Rule 13e-4 is unnecessary.  See SEC Securities Exchange Act of 1933 Release No. 14234 (December 1977) at fn. 34, and Release No. 16112 (August 16, 1979) at fn. 21.  As a result, we understand that it is the Staff’s position that when the issuer has a class of equity securities registered pursuant to Section 12, only 100% owned subsidiaries making a tender offer, are required to comply with Rule 13e-4.  Furthermore, because the 6.5% Notes are not a class of securities registered under Section 12 of the Exchange Act, Section 14(d) of the Exchange Act is also not applicable, as discussed below.

The Company also respectfully advises the staff that none of the offerors should be filing a Schedule TO-T.  More specifically, the offers for Series and A&B Preferred and Series E Preferred are being made by the TSC and Holdings.  These offers are subject to Rule 13e-4, as TSC is the issuer and Holdings is a wholly-owned subsidiary of TSC.  TSN is not making an offer for A&B Preferred or Series E Preferred.  With regard to the solicitation of the 6.5% Notes, the 6.5% Notes are not registered pursuant to Section 12 of the Exchange Act and do not fall within the purview of Rule 14(d).  See Q.1. to the Division of Corporation Finance’s Compliance and Disclosure Interpretations—Tender Offer Rules and Schedules.

The Schedule TO has properly been signed by TSC and Holdings.

Comment 2.  Please tell us your analysis as to the applicability of Rule l3e-3 under the Securities Exchange Act of 1934 to the exchange offers.

_________________________________________
1 Although the issuer of the 6.5% Notes is TSN, the 6.5% Notes are convertible into TSC’s Common Stock except for those 6.5% Notes held by Harbinger Capital Management which are convertible into Series E Preferred, which are in turn convertible into TSC’s Common Stock.

Response 2.   The Company respectfully advises the Staff that it does not believe that Rule 13e-3 under the Exchange Act (“Rule 13e-3”) applies to the Exchange Offers.  Generally, Rule 13e-3 applies to a transaction of the type set forth in Rule 13e-3(a)(3)(i) that has the effects set forth in Rule 13e-3(a)(3)(ii).  While the Exchange Offers likely are the type of transaction set forth in Rule 13e-3(a)(3)(i), the Exchange Offers do not have the effects set forth in Rule 13e-3(a)(3)(ii).  Specifically, none of the Original Securities (i.e., the securities that are the subject of the Exchange Offers) is currently subject to Section 12(g) or Section 15(d) of the Exchange Act (and, for the Staff’s reference, the Original Securities are held of record by less than 15 holders) or listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.  Following the consummation of the Exchange Offers, the Company will continue to have its common stock listed on the Nasdaq Global Market and have greater than 300 record holders of its common stock.  Additionally, we do not believe that Rule 13e-3 applies to the  6.5% Notes Supplement.  The 6.5% Notes Supplement does not result in the effects set forth in Rule 13e-3(a)(3)(ii), nor are the 6.5% Notes currently subject to Section 12(g) or Section 15(d) of the Exchange Act (and for the Staff’s reference, the 6.5% Notes are held of record by 10 institutional holders) or listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.  As a result, the Exchange Offers and the 6.5% Notes Supplement do not have the effects set forth in Rule 13e-3(a)(3)(ii) and are not a “Rule 13e-3 transaction” as defined in Rule 13e-3.

Comment 3.  Please advise us in detail as to the exemption from registration you are relying on in connection with the issuance of the Sub Series F Preferred and the Sub Series G Preferred.

Response 3.   The Company respectfully advises the Staff that it is relying on Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 (the “Securities Act”) in connection with the issuance of the Sub Series F Preferred and the Sub Series G Preferred.  As further discussed below, the Company identified, and the offering with respect to the Sub Series F Preferred and the Sub Series G Preferred is only being made to, eight institutions that are institutional accredited investors as such term is used in Rule 501(a)(1), (2), (3) or (7) of Regulation D with whom the Company or its financial advisor has a pre-existing relationship.

Sub Series F Preferred

Pursuant to the Exchange Offers, the Sub Series F Preferred is being offered to current holders of the existing Series A Preferred and Series B Preferred (collectively, the “Original Securities”).  Prior to the filing of the Current Schedule TO (as well as the Prior Schedule TO) and commencement of the Exchange Offers, the Company identified that the beneficial owners of the Original Securities consisted of one beneficial owner of Series A Preferred and seven beneficial owners of Series B Preferred and that each such beneficial owner was an institutional accredited investor.  Subsequent to such identification (and immediately prior to the filing of the Current Schedule TO and commencement of the Exchange Offers), the Company contacted each holder of the Original Securities.  It was only subsequent to actions set forth above that filing of the Current Schedule TO and commencement of the Exchange Offers occurred.

In addition to the steps taken above, seven of the eight current holders of the Original Securities are believed to be the initial purchasers of the applicable Original Securities (or securities into which the Original Securities have been previously exchanged) from the Company, and all of the holders were the subject of a pre-existing relationship.  At the time that the Original Securities were issued to such holders, the Company made a determination that such holders met certain suitability requirements and thus, prior to contacting these institutional investors and the subsequent filing of the Prior Schedule TO and the Current Schedule TO and commencement of the Exchange Offers, the Company had a reasonable belief that each of such proposed offerees had such knowledge and experience in financial and business matters and is capable of evaluating the prospective investment decision.  See Woodtrails-Seattle, Ltd. (August 9, 1982).  The remaining  current holder of the Original Securities, that was not an initial purchaser of the applicable Original Securities, otherwise has a pre-existing substantive relationship with the Company and its financial advisor.  See SEC Release No. 33-7856 (April 28, 2000) at fn. 84.

Sub Series G Preferred

Prior to the filing of the Current Schedule TO and commencement of the Exchange Offers, the Company knew and confirmed that there was only one beneficial owner of Series E Preferred, which was the original purchaser, and that such beneficial owner was an institutional accredited investor.  Accordingly, the offer with respect to the Sub Series G Preferred (in exchange for the Series E Preferred) is being made to a total of one potential investor—an accredited institution that was the original purchaser.  Prior to the filing of the Prior Schedule TO and the Current Schedule TO and the commencement of the Exchange Offers, the Company had contact with such beneficial owner with respect to the issuance to such holder of the Sub Series G Preferred.

At the time that the Series E Preferred was issued to such institutional accredited investor, the Company made a determination that such holder met certain suitability requirements and thus, prior to the filing of the Prior Schedule TO and the Current Schedule TO and commencement of the Exchange Offers, the Company had a reasonable belief that such proposed offeree had such knowledge and experience in financial and business matters and is capable of evaluating the prospective investment decision.  See Woodtrails-Seattle, Ltd. (August 9, 1982).

6.5% Notes

In addition, the Company respectfully informs the Staff that, should the actions taken in the Exchange Offers and Solicitations and Consents with respect to the 6.5% Notes as Amended result in such Notes constituting new securities as defined in the Securities Act, the Company will rely on Rule 506 of Regulation D and Section 4(2) of the Securities Act in connection with the issuance of such Notes.  The Company notes that all seven of the current beneficial owners of the 6.5% Notes are the initial purchasers of the 6.5% Notes from the Company, and all of the holders were the subject of a pre-existing relationship.  At the time that the 6.5% Notes were issued to such holders, the Company made a determination that such holders met certain suitability requirements and thus, prior to contacting these institutional investors and the subsequent filing of the Prior Schedule TO and the Current Schedule TO and commencement of the Exchange Offers and Solicitations and Consents, the Company had a reasonable belief that each of such proposed offerees had such knowledge and experience in financial and business matters and is capable of evaluating the prospective investment decision.  See Woodtrails-Seattle, Ltd. (August 9, 1982).

 The Company notes in summary that the Original Securities and the 6.5% Notes are held by a very small number of highly sophisticated investors whose first exposure to the issuance of the Sub Series F Preferred, the Sub Series G Preferred and the 6.5% Amended Notes was not through the filing of the Prior Schedule TO or the Current Schedule TO (which was required by Rule 13e-4).  As in Release 33-8828 (August 3, 2007), 2007 WL 2239110, at *25, the Company contacted investors through means that are consistent with Rule 506 and has not used the Prior Schedule TO or the Current Schedule TO for the purpose of “finding” investors that have no pre-existing relationship with the Company.  Based on the facts set forth above, it is the position of the Company that it may rely on Rule 506 of Regulation D and Section 4(2) of the Securities Act in connection with the issuance of the Sub Series F Preferred, the Sub Series G Preferred and the 6.5% Notes as Amended.

Comment 4.  Please tell us your analysis as to how the arrangements with EchoStar and Harbinger are consistent with the provisions of Rule 13e-4(f)(8)(ii) and Rule 14e-5. Please also file these agreements and disclose the material terms thereof and the holdings of these two entities.  See Item 1005(e) and Item 1016(d) of Regulation M-A.  We also note the restrictions set forth in Rule 13e-4(f)(6).

Response 4.   In response to the Staff’s comment, the disclosure on the cover page, and page 5 of the OM indicates that TerreStar Holdings Inc. will issue 150,000 shares of the Sub Series G Preferred to each of EchoStar Corporation (“EchoStar”) and Harbinger Capital Management (“Harbinger”), for a total additional issuance of 300,000 shares of Sub Series G Preferred, in exchange for their waiver of certain Fundamental Corporate Transaction Approval Rights, as set forth in the applicable certificates of designation in respect of the Exchange Offers, as holders of Series TSC’s Series C&D Preferred Stock and TSN’s Series A&B Preferred Stock and their consents under certain other agreements and arrangements.  The Company respectfully informs the Staff that, unlike the Prior Schedule TO, the Current Schedule TO does not contemplate a tender offer for the Series C&D Preferred Stock and the TSN Series A&B Preferred Stock.  In any case, the Consent Payment is being made to all holders of Series C&D Preferred and the TSN Series A&B, as EchoStar is the sole holder of TSC’s Series C Preferred Stock and TSN’s Series A Preferred Stock and Harbinger is the sole holder of TSC’s Series D Preferred Stock and TSN’s Series B Preferred Stock.

Comment 5.  Disclose the exchange ratios to be applied in the exchange offers. See Item 1004(a)(1)(ii) of Regulation M-A.

Response 5.   In accordance with the Staff’s comment, we refer you to the disclosure on pages ii and 24 of the OM.

Comment 6.  Please advise of your plans to disseminate the following information:

•	The number of shares outstanding of the subject classes of equity securities as of the most recent practicable date. See Item 1002(b) of Regulation M-A.
•	A statement regarding the trading market for the subject securities. See Item 1002(c) of Regulation M-A.

•
A statement regarding whether any subject securities are to be purchased from an officer, director or affiliate of the subject company and details of each transaction. See Item 1004(b) of Regulation M-A.

•	The information set forth in Item 11 of the Schedule TO.

Response 6.   In accordance with the Staff’s comment, we refer you to the disclosure on page iii of the OM.  In addition, the OM contains a section entitled “Legal Proceedings” on page 49 which discloses the information set forth in Item 11 of the Current Schedule TO.

Comment 7.   Clearly state the purposes of the transaction, including the holding company structure, and indicate whether the securities acquired in the exchange offers will be retained, retired, held in treasury, or otherwise disposed of.  See Item 1006(a) and (b) of Regulation M-A.

Response 7.  In accordance with the Staff’s comment, we refer you to the disclosure on pages iii, 4 and 25 of the OM.  The creation of TerreStar Holdings Inc. and its wholly-owned subsidiary, Spectrum LLC, and the transfer of the Spectrum to Spectrum LLC was effected in order to make the rights that the holders of the new Exchange Securities have to the assets at TerreStar Holdings Inc. and its subsidiaries (in particular the Spectrum) structurally superior to the rights that the equity holders at the Company level have in respect of such assets.  Upon the consummation of the Exchange Offers and Solicitation, and assuming 100% participation, the shares of TSC’s Series B Preferred and Series E Preferred will remain outstanding, will be amended as set forth in the OM and will be held of record by Holdings, as fiduciary for the benefit of the holders of the Sub Series F Preferred and the Sub Series G Preferred.  The shares of TSC’s Series A Preferred that are tendered will become treasury stock and will be subject to re-issuance as any of the other series of TSC’s preferred stock.

Comment 8.  The offer to exchange does not qualify to rely on Instruction 2 to Item 10 of Schedule TO to exclude nearly all financial information from the disclosure.  In view of the fact that financial information required by Item 10 has been incorporated by reference, please revise to provide a summary of that information, as described in Item 1010(c)(1)-(3) of Regulation M-A.  See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7 in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, which may be viewed at: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Response 8.  In accordance with the Staff’s comment, we refer you to the disclosure on page 23 of the OM.  This disclosure includes the summary financial information as described in Item 1010(c)(1)-(3) of Regulation M-A, which summary financial information is incorporated by reference in Item 10 of the Current Schedule TO.

Comment 9.  Given the nature and number of the comments contained in this letter, please tell us whether you intend to redisseminate the offer documents to include additional and/or revised information.  If not, please provide us with your detailed legal analysis supporting your conclusion.  We note that the summary financial information referred to in the immediately preceding comment must be disseminated to security holders.  In addition, given the same facts noted above, tell us whether you intend to ensure that upon a potential redissemination there will be at least 10 business days left in the offer period.

Response 9.   In light of its new tender offer contemplated in the Current Schedule TO, the Company has disseminated the Offer Documents.

Forward-Looking Statements - page 3:

Comment 10.  Your references to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act are inappropriate, because the safe harbor set forth in those sections is not available for statements made in connection with a tender offer.  Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please revise your document accordingly.

Response 10.  In accordance with the Staff’s comment, the OM does not contain references to Section 27A of the Securities Act of 1933 or Section 21E of the Exchange Act.

Terms of the Exchange Offers and Solicitation - page 22:

Comment 11.  You state that you will return certificates representing unaccepted securities “as soon as practicable” after expiration.  Rule 14e-1(c) requires that you return unaccepted securities “promptly” upon expiration or termination of the offer, as applicable.  Please revise here and throughout the offering documents, including the Letter of Transmittal, as necessary.

Response 11.  In accordance with the Staff’s comment, we refer you to the disclosure on page 30 of the OM and on pages 4 and 7 of the Letter of Transmittal.

Withdrawal of Tenders and Consents - page 27:

Comment 12.  You state that securities tendered may not be withdrawn at any time after expiration.  Refer to Rule 13e-4(f)(2)(ii) and revise your document accordingly.  Disclose the date certain after which securities may be withdrawn pursuant to the foregoing rule. See Item 1004(a)(1)(vi) of Regulation M-A.

Response 12.  In accordance with the Staff’s comment, we refer you to the disclosure on page 35 of the OM.

Conditions of the Exchange Offers and Solicitation - page 27:

Comment 13.  You state that you can terminate the exchange offers if certain conditions are “unlikely” to be satisfied or if certain events are “unlikely” to occur.  Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response 13.  In accordance with the Staff’s comment, we refer you to the disclosure on pages 8, 31, 32 and 39 of the OM.

Comment 14.  A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder.  The conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  In this regard, we note condition (iii), where you state that the offer is conditioned upon the negotiation and finalization of definitive documents in connection with your offer and consent solicitation. In this condition, you have reserved the unilateral control to assert a condition.  Therefore, through these conditions you have created the implication that you may conduct an illusory offer in potential contravention of Section 14(e).  Please revise your disclosure accordingly.

Response 14. In accordance with the Staff’s comment, we refer you to the disclosure on pages 6-9 and 37-39 of the OM.

Comment 15.  On a related note, you state that the conditions are for your sole benefit and may be asserted by you regardless of the circumstances, including any action or inaction on your part.  The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror.  Please revise to remove the implication that the conditions may be triggered at the election of the offeror.

Response 15.  In accordance with the Staff’s comment, we refer you to the disclosure on pages 9 and 39 of the OM.

Comment 16.  You state that you may waive offer conditions “at any time and from time to time.”  All conditions, other than those related to securing regulatory approval, must be satisfied or waived before the offer expires.  See Rule 14e-1(c), which requires generally that, if the offering period expires and any condition is not satisfied, the bidder is required by Rule 14e-1(c) to “promptly” return the securities tendered.  Please revise here and throughout the offering documents.

Response 16.  In accordance with the Staff’s comment, we refer you to the disclosure on pages 9 and 39 of the OM.

Comment 17.  Please tell us why you believe you are able to solicit consents from holders of your common stock while complying with Regulation 14C and not Regulation 14A.

Response 17.  The Company respectfully advises the Staff that the OM discloses that the Company will solicit proxies or consents pursuant to Regulation 14A.

Certain United States Federal Income Tax Consequences - page 37:

Comment 18.  Please provide an analysis supporting your reference to Treasury Department Circular 230, or delete the legend.

Response 18.  In accordance with the Staff’s comment, the OM does not include a Treasury Department Circular 230 legend.

Incorporation of Documents by Reference - page 44:

Comment 19.  You refer in this section to “future filings” and “subsequently filed documents” being incorporated by reference into your offering document.  The federal securities laws do not authorize incorporation by reference into your offering document of future filings made with the Commission.  Please revise to indicate that you will amend your offering materials to disclose material changes to the information published, sent or given to security holders, to the extent required.

Response 19. In accordance with the Staff’s comment, the OM does not refer to “future filings” and “subsequently filed documents” being incorporated by reference.  We refer you to the disclosure on page 62 of the OM.

Should you have any questions or comments with respect to the aforementioned matters, please do not hesitate to contact the undersigned at 212-872-8117 or Jeffrey Werbitt of this firm at 212-887-4173.

Very truly yours,

/s/ Bruce Mendelsohn

Bruce Mendelsohn